May 4, 2011

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549 Attn: Mr. Kevin L. Vaughn Accounting Branch Chief	CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY SYNOVIS LIFE TECHNOLOGIES, INC. PURSUANT TO SEC RULE 83 FOR EXHIBIT A, WHICH INFORMATION HAS BEEN DELIVERED TO THE SEC’S DIVISION OF CORPORATION FINANCE

Re:	Synovis Life Technologies, Inc.
Form 10-K for the year ended October 31, 2010
File No. 0-13907

Dear Mr. Vaughn:

This letter is in response to the comment made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter, dated April 14, 2011, to Mr. Brett Reynolds, Chief Financial Officer of Synovis Life Technologies, Inc. (“Synovis”, the “Company”, “we”, or “our”) regarding Synovis’ annual report on Form 10-K for the fiscal year ended October 31, 2010.  On April 26, 2011, we had a phone conversation with you and Mr. Eric Attalah, Staff Accountant, during which Synovis requested and received an extension to submit its response to the Staff’s April 14, 2011 letter on or before May 5, 2011.

For your convenience, please note that we have repeated your comment below, in italicized type, and the numbered item below corresponds to the number of the comment set forth in the Staff’s letter.

Form 10-K for fiscal year ended October 31, 2010

Note 5 – Supplemental Net Revenue Information, page 40

1.
Comment:  We note your response to prior comment one.  Please provide us with your projections by segment that supports your conclusion that all of your segments are expected to exhibit similar revenue growth rates, gross margins and operating margins in the next three to five years.  If such information is not available, please explain to us in greater detail how you are able to conclude that the segments are expected to exhibit similar economic characteristics in the next three to five years.

CONFIDENTIAL TREATMENT REQUESTED BY
SYNOVIS LIFE TECHNOLOGIES, INC.
SYNO-001

Response:  As was discussed in the response to comment one in our letters to the Commission dated March 7, 2011 and March 25, 2011, we expect that all of our three operating segments will exhibit similar growth rates, gross margins and operating margins in the next three to five years.  In conjunction with our response, we are furnishing to the Staff our five-year financial projections by operating segment as supplemental information to our response in accordance with Rule 12b-4 – Supplemental Information.  Our five-year projections by segment furnished as supplemental information are included as Exhibit A to this response.

As illustrated in our financial projections, in the next three to five years we believe there will be a convergence of the operating financial metrics for all three of our operating segments when our Ortho & Wound segment moves beyond start-up initiatives and investments, and begins to provide meaningful sales and operating income growth during the later years of the projection period.  Further, for years after fiscal 2015, we believe that our three operating segments will continue to exhibit similar financial metrics given the identified commonalities in the economic characteristics and respective operating environments across each of our segments.  Based on the following considerations which are supported by the 5-year financial projections by business segment, we believe our business meets the aggregation criteria established by ASC 280 to report our financial results as one reportable segment.  (From a revenue standpoint, however, we do provide expanded disclosure of sales by product line in our notes to the financial statements and management discussion and analysis in our periodic filings with the Commission.)

As reflected in the 5-year financial projections included at Exhibit A, we believe our Surgical and Microsurgical segments exhibit similar financial metrics at present, and expect the metrics for these business segments to remain consistent going forward.  Our Ortho & Wound segment is expected to achieve financial metrics similar to the Surgical and Microsurgical segments in fiscal years 2014 and 2015 after start-up investments have driven the segment’s revenue growth necessary to achieve and sustain profitability (i.e., the convergence of financial metrics of all of our business segments).  As exhibited in our 5-year financial projection for Ortho & Wound, we believe the following key investments in this business segment will result in long-term sales growth and profitability of the business:

➢
Investments in sales and marketing efforts to further train, support and equip our sales representatives with the skills and tools required to effectively promote our products to end-user physicians and surgeons

➢	Investments in post-market clinical studies and reimbursement initiatives in support of our orthopedic and wound products

➢	Investments in the research and development of new product opportunities

We have made similar investments in the past within our Surgical and Microsurgical businesses, which have contributed to the growing sales and profitability of these segments. The successful financial returns from these historical investments in our Surgical and Microsurgical business segments, combined with the large market opportunities we see for our Ortho & Wound business, provide the basis as to why we believe the current investments in our Ortho & Wound business will drive future revenues as our customer base expands and market share gains are achieved.   While near-term annual revenue growth rates greatly exceed those rates of our Surgical and Microsurgical segments, our Ortho & Wound’s annual sales growth rate is expected to be similar to Surgical and Microsurgical when the segment’s revenue base has expanded.

CONFIDENTIAL TREAMENT REQUESTED BY
SYNOVIS LIFE TECHNOLOGIES, INC.
SYNO-002

Ortho and Wound’s gross margin is expected to increase and be similar to Surgical and Microsurgical gross margins based on forecasted product selling prices and corresponding product cost of manufacture.  Ortho & Wound’s gross margin will increase steadily during the projection period and will converge and approximate the gross margins of Surgical and Microsurgical as inventory acquired in the acquisition (recorded at a higher "stepped-up" basis in accordance with applicable accounting guidance) is sold and the volume of newly manufactured inventory sold increases (at a much lower cost) as a result of higher sales levels.  We expect to reach an operating break-even point in our Ortho and Wound segment during the projection period with increases in annual operating income during the later years of the forecast once a higher revenue base has been achieved and we leverage our near-term investments in this business segment.

Based on all considerations noted above pertaining to Ortho and Wound’s forecast sales growth rates, gross margins and operating margins, we believe our Ortho and Wound segment will exhibit similar economic characteristics to our Surgical and Microsurgical segments when the operating performance of all of our segments converge in the next three to five years.

Looking beyond the financial projection period of fiscal years 2011 to 2015, we expect all three of our business segments to continue to maintain similar economic characteristics going forward. While we acknowledge that each of our business segments is uniquely identified by their own discreet medical products, business plans and market opportunities and challenges, there are overriding similarities in each of our business segment’s economic characteristics including the following:

➢	Nature of products and services: All products offered are medical devices used in surgical applications for the human body.
➢
Nature of production processes:  Our methods for procuring raw materials, components and manufacturing our products are very similar, and the primary source material for more than three-quarters of our products is bovine or equine pericardium.  We produce all of our products under the same quality system requirements and uniform ISO quality standards.

➢
The type or class of customer:  The purchasing customers for all of our products are hospitals in the U.S. and third-party distributorships internationally.  The end-users for all of our products are surgeons and physicians.

➢
Method to distribute products or services:  In the U.S., our Surgical and Microsurgical business segments rely exclusively on direct sales forces while our Ortho & Wound utilizes a hybrid sales model of direct sales representatives and independent distributors given the start up nature of the business segment.  We plan to migrate to a fully direct sales force in the U.S. once revenue increases to a sufficient level.  Internationally, all three business segments rely upon third-party distributor networks.

CONFIDENTIAL TREAMENT REQUESTED BY
SYNOVIS LIFE TECHNOLOGIES, INC.
SYNO-003

➢
Nature of regulatory environment:  All of our products are subject to extensive regulation by the FDA in the U.S. and comparable regulatory agencies internationally.  We have a single regulatory department which serves all products and handles all regulatory matters for all of our operating segments.

In addition to the similarities noted above across all three of our business segments’ products, markets and sales channels, in each of our business segments we intend to continue to invest and execute strategies and initiatives we believe are necessary to continue revenue growth and profitability of each segment.  All of the medical markets in which our products compete are large and growing, and provide an opportunity for business growth.  We also believe each of our core Surgical, Microsurgical and Ortho & Wound products exhibit unique performance characteristics which will provide for continued and incremental success in these markets.  Finally, we will continue to support, market and improve our Surgical, Microsurgical and Ortho & Wound products to ensure they continue to effectively compete in their respective markets, while we explore other development or product opportunities within our core markets. We believe the considerations outlined above, along with our targeted financial performance metrics and strategic initiatives we plan to execute upon in each business unit, will provide for consistency in the financial metrics realized in each of our business segments in years beyond our 5-year projection period.

Based on our analysis of our fundamental business products, structure and economic characteristics for all three of our business segments, we believe providing our financial results as a singular reporting segment is appropriate and in compliance with the criteria set forth in ASC 280.

Please note that certain statements in this letter include “forward-looking statements” made under the Private Securities Litigation Reform Act of 1995.  Without limiting the foregoing, words such as “should”, “could”, “may”, “will”, “expect”, “believe”, “anticipate”, “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements.  All forward-looking statements in this document are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.  Certain important factors that could cause results to differ materially from those anticipated by the forward-looking statements made herein can be found in the Company’s filings with the Commission, such as the “Risk Factors” section in Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010 and in subsequent quarterly reports on Form 10-Q.

CONFIDENTIAL TREAMENT REQUESTED BY
SYNOVIS LIFE TECHNOLOGIES, INC.
SYNO-004

* * * * *

In connection with this response, Synovis acknowledges that:

1.	Synovis is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	Synovis may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

After you have had an opportunity to review the above response to the Staff’s comment, please call me at (651) 796-7331 to discuss any further questions or comments you might have concerning Synovis’ response.

Very truly yours,

SYNOVIS LIFE TECHNOLOGIES, INC.

By:	/s/ Brett Reynolds
Brett Reynolds
Vice President of Finance, Chief Financial Officer
and Corporate Secretary

CONFIDENTIAL TREAMENT REQUESTED BY
SYNOVIS LIFE TECHNOLOGIES, INC.
SYNO-005

Exhibit A
Enclosures Provided Supplementally

FIVE-YEAR PROJECTIONS BY SEGMENT

[Synovis Life Technologies, Inc. has made a Rule 83 Confidential Treatment Request for Exhibit A of this Response Letter and has designated such as Confidential Treatment Request No. SYNO-006.]

CONFIDENTIAL TREAMENT REQUESTED BY
SYNOVIS LIFE TECHNOLOGIES, INC.
SYNO-006